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Vincent Cobb

CEO & Co-Founder at Akamai Basics (We're hiring!)

Boulder, Colorado

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Akamai Basics

Ⓜ **Miami University**

🔲 **See contact info**

👥 **500+ connections**

I'm a creative, strategic thinker and doer, focused on developing and building innovative businesses and products that customers rave about. My focus is on socially responsible enterprises. I have launched half a dozen businesses either by myself or as part of a founding team and have developed...

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Activity

875 followers

 Congratulations Mellissa! And the service you are offering looks profound and much needed. I benefit enormously from the CBT and mindful awareness training I have gotte...
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1 Like

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Experience

Co Founder

Akamai Basics

Oct 2015 – Present · 3 yrs 7 mos
Boulder

Akamai is Personal Care, Radically Simplified.

We make innovative 100% natural, multipurpose, nutrient rich personal care essentials and deliver them to your door every 2 months. We believe clean and healthy teeth, skin and hair can be achieved with a back to basics approach that is reasonably priced.

Our mission is to help people break free from the mainstream norm that promotes too many products, chemicals and complexity while coming at a high cost to both our pocket... See more

	Akamai - Personal Care Essentials for...		Testimonials from health professionals

Marketing, Product & Business Development Consultant

Consultant / Self-Employed

Sep 2013 – Oct 2015 · 2 yrs 2 mos
Boulder

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and staff to bootstrap and launch firm.... See more

Founder & CEO
reuseit.com / reusablebags.com
2003 – Aug 2012 · 9 yrs
Chicago

Pono Products, Inc. was a triple bottom line company (people, profit, planet) with a mission to establish reusables as the way to address the growing plague of use-and-toss items. We acted as an evangelist, and spawned customers as evangelists.
... See more

Consultant: Marketing & Business Development
Datalyst
2003 – 2005 · 2 yrs

While incubating reusablebags.com, I provided consulting services helping refine and successfully launch Datalyst -- a business services company within the emerging data conversion & transcription field. I lead development of the name, brand identity, tag lines, website, and overall marketing messaging.... See more

Founder & CEO
Liquid Art
1999 – Aug 2001 · 2 yrs
Chicago

Foreseeing the rapid expansion of PCs, TVs and handhelds connecting to the internet, I saw an opportunity to create a new form of entertainment that I dubbed "radio for the eyes". Leveraging the untapped well of world class art & photography, LiquidArt was the first company to broadcast image based slideshows via the internet to digital displays.... See more

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Education

Miami University
BA, Philosophy
1984 – 1988
Activities and Societies: Beta Theta Pi

Self created Marketing Concentration

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Skills & Endorsements

Entrepreneurship · 44

Endorsed by **Randy Paynter and 5 others** who are highly skilled at this

Endorsed by **3 of Vincent's colleagues at Pono Products Inc. dba ReusableBags.com / Reuseit.com**

Start-ups · 34

Endorsed by **Joshua Z. Tabin** and **1 other** who is highly skilled at this

Endorsed by **2 of Vincent's colleagues at Pono Products Inc. dba ReusableBags.com / Reuseit.com**

Marketing Strategy · 25

Endorsed by **Hayden Leon, who is highly skilled at this**

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